

Kenneth Kesaji · 3rd in

Senior Vice President of Strategy at PPC Ad Editor

Los Angeles, California, United States · 290 connections ·

Contact info

 **PPC Ad Editor**

 **Pepperdine Graziadio Business School**

Experience



Senior Vice President of Strategy
PPC Ad Editor · Full-time
Jun 2020 – Present · 9 mos
California, United States



Program Manager
The Gill Corporation · Full-time
Jan 2016 – Apr 2020 · 4 yrs 4 mos
El Monte, CA

Program Manager
Zodiac Airline Cabin Interiors (ZACI)
Apr 2014 – Jan 2016 · 1 yr 10 mos
La Palma, California

Program Manager
WAMCO
Jan 2013 – Apr 2014 · 1 yr 4 mos

Costa Mesa, CA

Aviation and Defense

Program Manger
Zodiac Aerospace: Zodiac Water and Waste Systems
Apr 2007 – Jan 2013 · 5 yrs 10 mos

Show 1 more experience ⌄

Education



Pepperdine Graziadio Business School
Master of Business Administration - MBA, 3.45
2017 – 2018

Executive MBA



Creighton University
Bachelor's degree, Finance, General
1997 – 2002

Licenses & certifications



Project Management Professional (PMP)
PMI-Los Angeles Chapter
Issued Aug 2015 · Expires Aug 2021
Credential ID 1842512

Skills & endorsements

Program Management · 2

 Endorsed by **Vaishali Paliwal, PMP, who is highly skilled at this**

Aerospace · 2

 Endorsed by **Vaishali Paliwal, PMP, who is highly skilled at this**

Endorsed by **2 of Kenneth's colleagues at The Gill Corporation**

Cross-functional Team Leadership · 2

 Endorsed by **2 of Kenneth's colleagues at The Gill Corporation**

Show more ⌄

